U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 8 February, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 8 February 2022: Trading Statement for the six months ended 31
December 2021

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes:
ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2021
Sasol is expected to deliver a mixed set of results for the six months ended 31 December 2021
(2022 financial half year). Improved Brent crude oil price, refining margins and chemical prices resulted in a notable gross margin improvement from the prior half year, combined with strong cost and capital expenditure performance. These benefits were partly offset by operational challenges in our South African value chains which resulted in lower production, as reported in our Business
Performance Metrics SENS announcement on 25 January 2022.
Sasol´s adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA**) for the six months ended 31 December 2021 is expected to increase by between 66% and 76% from
R18,6 billion in the prior half year, to between R30,9 billion and R32,7 billion. This is due to a strong recovery in Brent crude oil and chemical prices, partly offset by lower sales volumes for chemicals and energy.
Shareholders are advised that, for the 2022 financial half year:
•
Earnings per share (EPS) are expected to be between R22,81 and R25,15 compared to the prior half year earnings per share of R23,41 (representing a change of between (3%) and
7%);
•
Headline earnings per share (HEPS) are expected to be between R14,25 and R16,17 compared to the prior half year headline earnings per share of R19,16 (representing a decrease by between 16% and 26%); and
•
Core HEPS (CHEPS*) are expected to be between R22,13 and R22,91 compared to the prior half year CHEPS of R7,86.
Notable non-cash adjustments (before taxation) for the six months ended 31 December 2021 include:
•
Unrealised losses of R4,9 billion on the translation of monetary assets and liabilities and valuation of financial instruments and derivative contracts;
•
Remeasurement items net gain of R5,8 billion, mainly due to a gain of R4,9 billion on the realisation of the foreign currency translation reserve (FCTR) on the divestment of Sasol
Canada’s shale gas assets and a R1,4 billion reversal of impairment on the Chemicals Work
Up & Heavy Alcohols value chain due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the
COVID-19 pandemic.
The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors.
Sasol will release its 2022 interim financial results on Monday, 21 February 2022. Sasol’s President and Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Paul Victor, will present the results. The pre-recorded presentation will be available on 21 February 2022 on the following link:
https://www.corpcam.com/Sasol21022022. Fleetwood Grobler and Paul Victor will host a conference call via webcast on 21 February 2022 at 15h00 (SA time) to discuss the results and provide an update of the business. Please confirm your participation by registering online:
https://www.corpcam.com/Sasol21022022Q.
* Core HEPS is calculated by adjusting headline earnings with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (BBBEE) transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance.
** Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-
based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.
Adjusted EBITDA and Core HEPS are not defined terms under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.
8 February 2022
Johannesburg
Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities
Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations;
future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend",
“seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September 2021 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 February 2022
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary